WESTERN COUNTRY CLUBS, INC.
                                 1601 WEST EVANS
                             DENVER, COLORADO 80223


                NOTICE TO SHAREHOLDERS PURSUANT TO SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

            THIS DOCUMENT IS PROVIDED TO YOU SOLELY FOR INFORMATIONAL PURPOSES. YOU ARE NOT BEING ASKED TO VOTE ON THESE MATTERS.

     This Notice to Shareholders is provided pursuant to Section 14(f) of the Securities Exchange Act of 1934 in connection with the change in the Board of Directors of Western Country Clubs, Inc., a Colorado corporation (the "Company"). This information is being mailed on or about October 25, 1996 to shareholders of record on October 10, 1996.


                             LOWRIE SALE TRANSACTION

     Troy H. Lowrie, the then President, a director and a principal shareholder of the Company entered into a Stock Purchase Agreement dated as of September 20, 1996 (the "Agreement") with Red River Concepts, Inc., a Delaware corporation ("Red River") and its designees, and the Company under which Mr. Lowrie agreed to sell to Red River 1,300,000 shares of common stock, $.01 par value (the "Shares"), of the Company which he owned, upon the terms and conditions set forth in the Agreement (the "Lowrie Sale").

     Pursuant to the first closing under the Agreement which occurred on October 10, 1996 (the "First Closing"), Lowrie sold: (i) 200,000 Shares (the "Initial Shares") for $1.00 per share or $200,000 in cash to certain designees of Red River; and (ii) 800,000 Shares (the "Second Shares") for $1.00 per share or $800,000 paid with a one-year promissory note in the principal amount of $800,000 (the "Note") to Red River. The Note bears interest at the prime rate of First Interstate Bank of Denver, N.A., to be paid semi-annually, is secured by the Second Shares, is guaranteed by Red River and is personally guaranteed by James E. Blacketer and Joe R. Love (officers and directors of Red River). The failure of Red River to purchase the Third Shares at the second closing (the "Second Closing") constitutes a default under the Note.

     At the Second Closing under the Agreement, Lowrie will sell to Red River 300,000 Shares (the "Third Shares") at $1.00 per share or $300,000 payable in cash. The Second Closing will occur on or before November 15, 1996.

     Under the Agreement, Lowrie and the Company have agreed to cause James E. Blacketer and Joe R. Love to be appointed as directors of the Company, as well as a person to be selected by Red River at a future date, which person shall be subject to the approval of the existing Board. Ten days after the Company has filed with the Securities and Exchange Commission and mailed to its shareholders this Statement on Form 14(f) disclosing the new board members, the new Board members will take office. At such time, the current board members, other than Lowrie, shall resign. Lowrie has agreed to remain as a director of the Company for up to one year in order to assist with the transition. New officers of the Company have been appointed in connection with the Lowrie Sale. See "Directors and Executive Officers" and "Certain Relationships and Related Transactions" below.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The following table sets forth, as of October 22, 1996, the ownership of the Company's Common Stock by (i) each Director of the Company, (ii) all Executive Officers and Directors of the Company as a group, and (iii) all persons known by the Company to own more than 5% of the Company's Common Stock.

                                                  Beneficial Ownership (1)
                                          ------------------------------------
   Name                                   Number of Shares          Percentage
   ----                                   ----------------          ----------

Troy H. Lowrie                                 456,800                14.64%
7058 Ammons Street
Arvada, Colorado  80004

John E. Nichols                                    -0-                   -0-%
8618 N. Pennsylvania St.
Indianapolis, Indiana 46240

Michael J. Sullivan                                -0-                   -0-%
31001 Haldimand Drive
Conifer, CO 80433

James E. Blacketer*                            800,000(2)              25.64%
1236 Westchester
Oklahoma City, OK. 73114

Joe R. Love*                                   800,000(3)              25.64%
1601 N.W. Expressway, Suite 1910
Oklahoma City, OK  73118

Joe Robert Love, Jr.                           800,000(4)              25.64%
2200 N. Lamar, #250
Dallas, TX  75202

Dominic W. Grimmett                                 -0-                  -0-%
5804 Country Club Drive
Edmond, Oklahoma 73003

Ted W. Strickland                                   -0-                  -0-%
1209 Larchmont Lane
Oklahoma City, Oklahoma  73116

Red River Concepts, Inc.                       800,000(5)              25.64%
1601 N.W. Expressway, Suite 1910
Oklahoma City, Oklahoma  73118

                                               Beneficial Ownership (1)
                                           ---------------------------------
       Name                                Number of Shares       Percentage
       ----                                ----------------       ----------

Shane Investments, L.C.                        800,000(6)            25.64%
2200 N. Lamar, #250
Dallas, TX  75202

All Directors and Officers                   1,256,800               40.28%
as a Group (7 persons)

---------
(*) Denotes director nominees to be appointed to the Company's Board of Directors pursuant to the Lowrie Sale.
(1) Calculated pursuant to Rule 13d-3(d) of the Securities Exchange Act of 1934. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.
(2) Reflects indirect beneficial ownership of shares owned directly by Red River Concepts, Inc., a company of which Mr. Blacketer serves as an officer and a director.
(3) Reflects indirect beneficial ownership of shares owned directly by Red River Concepts, Inc., a company of which Mr. Love serves as an officer and a director.
(4) Reflects indirect beneficial ownership of shares owned directly by Red River Concepts, Inc., a company owned 100% by Shane Investments, L.C. Mr. Love is the manager and 100% owner of Shane Investments, L.C., is an officer and director of Red River Concepts, Inc. and is the adult son of Joe R. Love, a director nominee of the Company.
(5) The shares owned by Red River are subject to a Voting Trust Agreement with Troy H. Lowrie under which Mr. Lowrie has the right to vote such shares on all matters submitted to the shareholders of the Company, but only upon the occurrence of an event of default under the promissory note issued by Red River to Lowrie in the principal amount of $800,000, and during the pendency of such default. Does not include an additional 300,000 shares which Red River or its designees will purchase from Mr. Lowrie pursuant to the Second Closing under the Stock Purchase Agreement. See "Lowrie Sale Transaction."
(6) Reflects indirect beneficial ownership of shares owned directly by Red River Concepts, Inc., a company owned 100% by Shane Investments, L.C.

     On October 22, 1996 there were 3,119,921 shares of the Company's Common Stock issued and outstanding. Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders.

         Changes in Control

     Except  as  described   above  with   respect  to  the  Lowrie   Sale,   no
understandings, arrangements or agreements are known by management at this time which would result in a change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

     The following sets forth certain information with respect to the present officers and directors of the Company.

    Name                   Age           Position
    ----                   ---           --------

Troy H. Lowrie              31      Director since 1989

John E. Nichols             50      Director since November 1993

Michael J. Sullivan         50      Director since December 1993

James E. Blacketer          54      President since October 1996 and a Director
                                    Nominee*

Joe R. Love                 57      Director Nominee*

Dominic W. Grimmett         41      Vice President of Operations and Secretary
                                    since October 1996

Ted W. Strickland           44      Chief Financial Officer and Treasurer since
                                    October 1996

--------
* Denotes director nominees to be appointed to the Company's Board of Directors pursuant to the Lowrie Sale. These appointments will be made by the remaining directors in accordance with Colorado law.

     The directors of the Company are elected to hold office until the next annual meeting of shareholders and until their respective successors have been elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are elected and qualified.

     In addition to Messrs. Blacketer and Love, Red River has the right to appoint a third director to the Company's Board. At this time such third director has not been selected.

     Troy H. Lowrie, the founder of the Company, received a B.S. degree from Ft. Lewis College, Durango, Colorado, in 1986, and a M.B.A. degree from the University of Denver in 1987. During the past five years, from time to time, Mr. Lowrie has been an officer and/or director and a shareholder of various business entities including Tacanco Corporation of Illinois ("Tacanco") (1988-1993); Palace of Illinois, Inc. ("Palace of Illinois") (1988-1993); Saintco, Inc. ("Saintco") (1988-1993); International Entertainment Consultants, Inc. ("IEC") (1992-1993); Evans Venture Partnership (1986 to present); Ashton Productions, Ltd. and Eagle Theatrical Productions, Inc. (1992 to present), both production companies; Unique Talent, Inc., a placement agency, (1988-1990); Cardinal Management Corp. (1989 to present); Chicago Restaurant Concepts, Inc. (1991 to present); San Antonio Club, Inc. (1989 to present) and Century Pawn, Inc. (1990 to present), all privately held corporations. IEC provides consulting services to nightclub and entertainment establishments in

Denver, St. Louis and Indianapolis, and to Texas of Indy. Mr. Lowrie has provided consulting and management services to country-western clubs, including the Grizzly Rose in Denver, Colorado, and Rodeo Drive in San Antonio, Texas.

     John E. Nichols received a B.S. degree in finance from Indiana State University in 1972. From 1974 to the present, he has owned and operated Nichols Financial Services, Indianapolis, Indiana, a commercial equipment leasing business, offering vendor documentation, funding and servicing. Mr. Nichols is also vice chairman and a principal shareholder in Dulaney National Bank in
Marshall,  Indiana,  which is included in the top 100  commercial  FDIC  insured community banks in the country. See "Certain Relationships and Related Transactions," below. Mr. Nichols also has interests in and serves as vice president of a cable television system which services small western Indiana communities and several currency exchanges in Indianapolis. Mr. Nichols is a deputy finance officer in the Indiana National Guard and is active in several local civic organizations.

     Michael J. Sullivan was a booking agent for Best Music Agency, Salt Lake City, Utah from 1975 to 1978. From 1978 to 1983, he was the owner of Roadwork Productions, also in Salt Lake City, a booking agency for regional touring acts and producer of events using national acts including Blood, Sweat & Tears, Charlie Daniels Band, The Nitty Gritty Dirt Band, Lacy J. Dalton and Marshall Tucker. From 1983 to 1988, he was the road manager, merchandise manager, booking agent and producer for the Montana Band, Missoula, Montana. From 1988 to December 1, 1994, when he became an employee of the Company, he was vice-president of Winterset, Jackson, Wyoming, responsible for booking national and regional acts and producing shows for major venues, such as fairs, nightclubs, and conventions, in the Western United States. He has produced stadium events for Garth Brooks, Clint Black and Lori Morgan and was the exclusive agency for Chris LeDoux from 1989 to 1992. From December, 1994 through November, 1995, Mr. Sullivan was an employee of the Company, responsible for booking entertainment for the Company's Clubs and devoting his full time to the Company. Since December 1995, Mr. Sullivan has been an independent entertainment consultant, operating under the name Roadwork Productions.

     James E. Blacketer is a 1964 graduate of Oklahoma City University with a Bachelor of Arts degree in marketing. Mr. Blacketer has over 30 years of experience in the restaurant and night club business. During the last five years Mr. Blacketer has served as a consultant to several different entities in the night club business. During 1991 and 1992 he served as a consultant to several different partnerships which opened two Yucatan Liquor Stands (in Oklahoma City and Tulsa), and to Go Western, Ltd., an Oklahoma limited partnership which opened the country and western night club InCahoots in Oklahoma City. The Oklahoma City InCahoots night club has become one of the most successful country and western night clubs in Oklahoma. Since 1993, Mr. Blacketer has served as a consultant to Red River Grill, Inc., d/b/a Red River Management ("Red River Grill"), an owner and operator of country and western night clubs. As a consultant for Red River Grill, he opened two InCahoots night clubs in Wichita, Kansas and Tulsa, Oklahoma (previously a Yucatan Liquor Stand) in early 1994. Red River Grill is owned and operated by the adult sons of Mr. Blacketer.

     Joe R. Love graduated from the University of Oklahoma in 1960 with a degree in Finance. Since 1990 he has served as Chairman of C.H. Financial Corporation, Oklahoma City, Oklahoma, a financial services company. Mr. Love has served as a director of First Cash, Inc., Arlington,

Texas, a public company which owns a national chain of pawn shops, since 1991. Mr. Love also has served since 1989 as a director of Tatonka Energy Corporation, formerly Sooner Energy Corporation, Dallas, Texas, a public company engaged in oil and gas exploration and production.

     Dominic W. Grimmett began his 18 year career in the restaurant and night club business in 1977 as the Assistant Manager for Modine Gunch in Atlanta, Georgia. In 1978, he was employed by Gilbert/Robinson, Inc. (Houlihan's Old Place, Biba's), receiving his initial restaurant management training in Kansas City, Missouri. Mr. Grimmett joined the management teams at the Firehouse Restaurant (Assistant Manager, Kansas City, Missouri), then at Tyler Rose (General Manager, Houston, Texas) before being hired by Southwest Business Management of Houston in 1981. As General Manager of Operations through 1986, Grimmett had hands-on control of three night clubs (Animal House, Suckers, Ragtops) and two restaurants (Greenstreet, Chiquita's) where he developed menus, concepts, decor and construction plans. During 1987 and 1988, Mr. Grimmett became Director of Operations for the nationally recognized Champion Sport, Inc., of Washington, D.C. With a staff of 60 managers and 600 employees, he opened ten Champion Sports Bars in one year. In 1989 Mr. Grimmett became Director of Operations for Garner Food Services, where he opened three Applebee's Restaurants for a new franchise in Houston. In 1990, Mr. Grimmett became a Vice President of the Mac Corporation of Kansas City, Missouri where he was responsible for turning around a Chapter 11 pizza chain, Pyramid Pizza, within one year, though the closing of three sites and opening five others. From 1990 to 1993, Mr. Grimmett was employed by Go Western, Ltd., an Oklahoma limited partnership which owned and operated night clubs, including InCahoots in Oklahoma City, and which provided consulting services to other night clubs including two Yucatan Liquor Stands, located in Tulsa and Oklahoma City. Since 1993, Mr. Grimmett has served as Director of Operations for Red River Grill where he implemented the marketing strategies and promotions for the highly successful InCahoots night clubs, including the hiring and training of its management and staff. Mr. Grimmett attended Johnson County Community College in 1974 and the University of Kansas in 1975 but did not obtain a degree from either school.

     Ted W. Strickland received a Bachelor of Science degree in Accounting from Oklahoma State University in 1974 and is a Certified Public Accountant . Mr. Strickland was employed by KPMG Peat Marwick for seven years, serving as a Senior Tax Specialist/Staff Accountant in the Oklahoma City, Oklahoma office from 1974 to 1978; a supervisor in the Professional Development Department and as the National Recruiter Training Coordinator in the New York City office from 1978 to 1979; and a Senior Tax Manager in the Dallas, Texas office from 1979 to 1981. Mr. Strickland was a co-owner, Chairman and Chief Executive Officer of Strickland Clothiers, Inc., a retail clothing business located in Oklahoma City, Oklahoma from 1981 to 1995. From August 1995 to May 1996 Mr. Strickland was Chief Financial Officer, Secretary and Treasurer of Unico, Inc., a publicly-owned marketing services company located in Oklahoma City, Oklahoma.

     The Company has no audit, nominating or compensation committee.

     The Board of Directors took action through 10 sets of written consents during the 1995 fiscal year.

     Family Relationships

     There are no family relationships among any of the Company's officers and directors.

     Involvement in Certain Legal Proceedings

     No officer, director, significant employee, promoter or control person of the Company has been involved in any event of the type described in Item 401(d) of Regulation S-B during the past five years.

     Compliance with Section 16(a) of the Exchange Act

     During the fiscal year ended December 31, 1995, Troy H. Lowrie failed to file three reports on Form 4 on a timely basis reporting four transactions which occurred during 1995.

                             EXECUTIVE COMPENSATION

     General

     From December 1, 1993 through October 10, 1996, pursuant to an oral agreement with the Company, Troy H. Lowrie was a salaried employee of the Company, earning $3,000 per month plus 5% of each Club's monthly net income in excess of $50,000, which override was eliminated effective January 1, 1995.

     From December 1, 1994 through November 1995, Michael J. Sullivan was a salaried employee of the Company, earning $500 per week. Mr. Sullivan was also entitled to receive 50% of all commissions earned by the Company from booking non-Company entertainment and a monthly bonus of $500 if all concerts he booked for the Company's Clubs during that month were profitable.

     Effective October 10, 1996, James Blacketer became a salaried officer at $100,000 per year, Ted Strickland became a salaried officer at $70,000 per year and Don Grimmett became a salaried officer at $75,000 per year.

     Summary Compensation Table

     The Company was inactive from 1989 (inception) until 1993. The following table sets forth certain information regarding the compensation paid or accrued by the Company to or for the account of the Chief Executive Officer and each of the Officers of the Company whose total annual compensation exceeded $100,000 during the fiscal years ended December 31, 1993, 1994 and 1995:


                                      Annual  Compensation                             Long  Term  Compensation
                     --------------------------------------------------    ------------------------------------------------------
     Name and
    Principal                                               Other Annual    Restricted      Options/     LTIP        All Other
     Position        Year       Salary       Bonuses($)     Compensation    Stock           SARS         Payouts$    Compensation
     --------        ----       ------       ----------     ------------    -----           ----         --------    ------------
                                                                            Awards
                                                                            ------

Troy H. Lowrie,      1995       $ 36,000     $    -0-       $     -0-          -0-           -0-           -0-           -0-
President and        1994       $ 50,416     $    -0-       $     -0-          -0-           -0-           -0-           -0-
Chief Executive      1993       $  3,250     $  8,188       $     -0-          -0-           -0-           -0-           -0-
Officer

     Option/SAR Grants

     In December 1993, the Company granted a five year stock option to purchase 250,000 shares of the Company's Common Stock at $1.00 per share to a former employee of the Company in connection with her employment by the Company. The exercise price of the option was subsequently modified to $2.50. The option expires December 16, 1998. In July, 1996, 20,000 of such options were exercised and the balance were transferred to a consultant to the Company. The shares issuable upon exercise of the options are not registered and are restricted. The consultant also acquired from a third party options to purchase 10,000 shares of the Company's Common Stock, the shares issuable upon exercise of which are also not registered and restricted. In view of the substantial value of the services performed by the consultant and to provide incentive to him to continue providing such services, in July 1996 the Company issued the consultant 145,000 options to acquire registered and unrestricted shares of Common Stock at $3.50 per share for three (3) years; and 45,000 registered and unrestricted shares of Common Stock in exchange for the 240,000 options to purchase unregistered and restricted stock at $2.50 per share.

     In February 1994, in connection with borrowing $250,000 from two individuals, the Company granted two five year options to purchase a total of 17,000 shares of the Company's Common Stock at $2.50 per share. These options expire February 15, 1999.

     In July 1994, the Company granted Ladenburg Thalmann & Co., Inc. ("Ladenburg") a warrant to purchase 60,000 shares at $6.00 per share, exercisable through June 1999, in consideration of Ladenburg's agreement to render financial consulting services to the Company through June 30, 1995. In lieu of exercising the warrant at $6.00 per share, the Warrant provides that Ladenburg may surrender the warrant and pay $.01 per share acquired. The number of shares which may be acquired under the alternative provision is equal to the product of (x) the excess of the market price of the Company's Common Stock on the date of surrender over the per share warrant price ($6.00) and (y) the number of shares subject to issuance on exercise of the warrant divided by the market price of the Company's Common Stock on that date.

     Compensation of Directors

     Standard Arrangements. The Company does not pay its employee directors for their services in that capacity; however, officers and directors receive reimbursement for out-of-pocket expenses incurred by them in connection with the business of the Company. Currently, the Company does not pay any directors fees for attendance at board meetings.

     Other Arrangements. The Company has no other arrangements pursuant to which any director of the Company was compensated during the year ended December 31, 1995, for services as a director.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     The Company was founded in December, 1989, but had no operations until April, 1993, when the Indy Club opened. In December, 1989, the Company issued 1,000 shares of Common Stock to Troy H. Lowrie for $1,000, but payment for such shares was not made until November, 1993. In November 1993, the Company effected a 2,650 for one forward stock split.

     Troy H. Lowrie purchased an eight percent (8%) limited partnership interest in WCC I, Ltd., for $96,000 and a three percent (3%) limited partnership interest in WCC III, Ltd. for $51,000. Eric R. Peterson purchased a one percent (1%) limited partnership interest in WCC I, Ltd. for $12,000 and a two percent
(2%) limited partnership interest in WCC III, Ltd. for $34,000. In September, 1994, the Company made an offer to all limited partners of WCC I, Ltd. and WCC III, Ltd., to purchase limited partners' interests in WCC I, Ltd. for stock or cash at the limited partner's option and all of the assets of WCC III, Ltd. for stock. Effective September 30, 1994, Mr. Lowrie received $57,600 and Mr. Peterson received 3,200 shares, respectively, for their limited partnership interests in WCC I, Ltd. pursuant to such offer. Mr. Peterson received 6,476 shares pursuant to the Company's offer to purchase the assets of WCC III, Ltd. for stock; Mr. Lowrie had sold his limited partnership interest in WCC III, Ltd. and consequently did not receive any shares in the WCC III, Ltd. exchange.

     Unique Talent, Inc., a corporation owned by a small shareholder of the Company, provides waitstaff and cashiers services to Texas of Indy for the Indy Club. The amounts billed to Texas of Indy represent the actual payroll cost of such services. For the years ended December 31, 1993, 1994 and 1995, such expenses amounted to $61,675, $22,935 and none, respectively. Troy H. Lowrie served as an officer and director of Unique Talent, Inc. from 1988-1990. In addition, the Company, WCC I, Ltd. and WCC III, Ltd. paid IEC $72,392, $95,362 and $86,043, for payroll and support services, including insurance and office expenses, for the years ended December 31, 1993, 1994 and 1995, respectively. Until his resignation as an officer and director of IEC, and the sale of his IEC shares to his sister, all of which occurred in November, 1993, Troy H. Lowrie received a monthly salary from IEC of $5,000 plus monthly dividends of $2,400.

     The Company's offices have been provided rent-free by Evans Venture Partnership, a partnership between Troy H. Lowrie and his sister. The Company intends to move its offices to 5218 Classen Boulevard, Oklahoma City, Oklahoma 73118, phone number (405) 848-0996, at the end of October 1996.

     John E. Nichols is an officer and director of Dulaney National Bank from which WCC I, Ltd. obtained a loan in the amount of $600,000 in 1994 to finance the purchase of the building in which the Indy Club is located. The loan bears interest at prime plus 3%, and is due February 1, 2004. The balance of the loan as of October 1, 1996 was $494,787. Mr. Nichols had advised the other directors of the Bank of his position on the Board of the Company prior to the Bank's approval of the loan, and Mr. Nichols abstained from voting on the loan proposal.

     Titello & Associates, Inc., a bookkeeping firm for which Mary E. Bowles, an officer of the Company up until October 1996, is the office manager, has performed bookkeeping services for the Company, WCC I, Ltd. and Texas of Indy in the past and may provide such services in the future. For the fiscal years ended December 31, 1993, 1994 and 1995, Texas of Indy paid Titello & Associates, Inc. $24,828, $36,519 and $70,643, respectively, for such services. John T. Titello, the principal of Titello & Associates, Inc., and his son, own an aggregate of 185,592 shares of the Company's Common Stock. John T. Titello had a five percent (5%) limited partnership interest in each of WCC I, Ltd. and WCC III, Ltd. for which he paid $60,000 and $85,000, respectively, for which he received 16,000 and 16,190 shares, respectively, in the Company's offer to limited partners of those two partnerships to exchange limited partnership interests and assets for stock and/or cash. His son had a two percent (2%) interest in WCC I, Ltd. and a one half percent (.5%) limited partnership interest in WCC III, Ltd., for which he paid a total of $8,500, and received 6,400 and 1,619 shares, respectively, pursuant to the Company's offer to limited partners.

     Prior to September 30, 1993, the Company borrowed $15,000 from IEC to pay the legal fees and costs associated with the liquor license application for the St. Louis Club and $25,000 from John Titello to pay the deposit required by the lease for the St. Louis Club. These amounts had been repaid as of December 31, 1993.

     Prior to December 1, 1994, the Company used the services of Winterset Agency, a talent booking agency of which Michael J. Sullivan was the vice-president. The Company paid Winterset a fee equal to 10% of the cost of the act booked, which was also the fee charged by Winterset to its unrelated clients. During the fiscal year ended December 31, 1994, the Company paid Winterset $236,998. From December 1, 1994 through November 1995, Mr. Sullivan was a full time employee of the Company.

     In 1995, the Company borrowed $200,000 from its president, Troy H. Lowrie, and $100,000 from another company affiliated with Mr. Lowrie, at 12% per annum. Of the $300,000, the $100,000 due the affiliated entity and $100,000 of the $200,000 due Mr. Lowrie has been repaid. The Company also borrowed $493,000 from IEC, of which $100,000 was repaid during 1995, and the remaining $393,000 was repaid during the first six months of 1996. During 1996, the Company borrowed an additional $100,000 from a company affiliated with Troy H. Lowrie, which was repaid during the first six months of 1996.

     Presently the Company is negotiating with Entertainment Wichita, Inc. ("Entertainment"), a Kansas corporation controlled by Shane Investments, L.C., to acquire Entertainment through a merger transaction. Entertainment is the general partner of and owns an 80% interest in a partnership which owns the InCahoots night club located in Wichita. Shane Investments, L.C. is the indirect beneficial owner of 25.64% of the Company's outstanding Common Stock, which shares are owned directly by Red River Concepts, Inc. See "Voting Securities and Principal Holders Thereof." The sole manager and member of Shane Investments, L.C. is Joe Robert Love, Jr., the adult son of Joe R. Love, a director nominee of the Company. There can be no assurance that this merger transaction will be consummated.

     Troy H. Lowrie is the only "parent" of the Company.

                             COMMENCEMENT OF SERVICE

     Messrs. Blacketer and Love will not begin serving as directors of the Company until at least ten days after the date this notice to shareholders is filed with the Securities and Exchange Commission and mailed to shareholders of record. This notice is being provided to the shareholders by the Board of Directors.